Exhibit 99.3

KPMG LLP	Telephone	(514) 840-2100
Chartered Accountants	Fax	(514) 840-2187
600 de Maisonneuve Blvd. West	Internet	www.kpmg.ca
Suite 1500
Tour KPMG
Montréal, Québec H3A 0A3

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Canadian National Railway Company

We consent to the incorporation by reference of our Report of Independent Registered Public Accounting Firm dated February 3, 2012 with respect to the consolidated balance sheets of Canadian National Railway Company (the “Company”) as at December 31, 2011 and 2010 and the consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2011, and our Report of Independent Registered Public Accounting Firm dated February 3, 2012 on the effectiveness of internal control over financial reporting as of December 31, 2011, in this annual report on Form 40-F of the Company for the year ended December 31, 2011.

We also consent to the incorporation by reference of such reports in the registration statements (No. 333-163862, No. 333-163860, No. 333-131856, No. 333-71270, No. 333-53420, No. 333-53422 and No. 333-59337) on Form S-8 of the Company and in the registration statement (No. 333-177633) on Form F-9 of the Company.

/s/ KPMG LLP

Chartered Accountants

Montréal, Canada
February 3, 2012

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative
(“KPMG International”), a Swiss entity.
KPMG Canada provides services to KPMG LLP.